SECURITIES AND EXCHANGE COMMISSION
	Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)


PURE CYCLE CORPORATION
500 East 8th Avenue
Suite 201
Denver, CO  80203
(Name of Issuer)

Common Stock
(Title of Class of Securities)

746228303
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons Initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No, 746228303

1. Names of reporting persons:  Tealwood Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (see Instructions)
(a) Not Applicable
(b) Not Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: 80 South 8th Street, Suite 1225, Minneapolis, MN 55402 USA

Number of Shares		5.  Sole Voting Power:          1,106,805
beneficially owned by	6.  Shared voting Power:                     0
each reporting person   	7.  Sole Dispositive Power:   1,382,241
with:   			8. Shared Dispositive Power:              0

9. Aggregate amount beneficially owned by each reporting person:  1,382,241

10.  Check if the aggregate amount in Row (9) excludes certain
	shares (see instructions) [   ]

11. Percent of class represented by amount in Row 9:    6.3%

12. Type of reporting person (see instructions):  IA

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 17, 2011

Signed:  Charles Mahar, President